NEWS RELEASE

EMX Royalty Receives Norra Metals Shares for
Four Polymetallic Projects in Norway and Sweden

Vancouver, British Columbia, February 19, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (“EMX” or the "Company") is pleased to announce it has received 4,808,770 common shares of Norra Metals Corp. ("Norra") (TSX Venture: NORA), representing a 9.9% equity stake in Norra. EMX acquired the shares pursuant to the sale of the Bleikvassli, Sagvoll and Meråker polymetallic projects in Norway, and the Bastuträsk volcanogenic massive sulfide ("VMS") project in Sweden (the "Projects"), as announced in the Company's news release dated December 13, 2018.

EMX will retain a 3% net smelter return (“NSR”) royalty on the Projects, as well as other consideration to the Company's benefit. EMX has also been granted a 1% NSR royalty on Norra’s Pyramid project in British Columbia. The TSX Venture Exchange has approved the details of the transaction and transfer of the Projects from EMX to Norra, subject to customary final filings.

Norra Metals Corp. (previously OK2 Minerals Corp.) is a Vancouver-based exploration company with two projects in British Columbia’s “Golden Triangle”, as well as the four Scandinavian Projects acquired by Norra from EMX. Norra’s management team has considerable experience working in Scandinavia from previous ventures, and EMX will work closely with Norra to ensure timely advancement of the Projects in Scandinavia. Norra and EMX are in the process of obtaining work plan permits for the Projects, and expect exploration work will commence in early spring.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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